UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On December 14, 2022, Diego Díaz Pilas tendered to the Board of Directors (the “Board”) of Wallbox N.V. (the “Company”) his resignation from the Board and the Board’s Nominating and Corporate Governance Committee, in each case, effective as of that date. On the same date, upon recommendation of the Board’s Nominating and Corporate Governance Committee, the Board appointed César Ruipérez Cassinello, to serve on the Board as acting non-executive director and as a member and chairperson of the Nominating and Corporate Governance Committee, in each case, for a term until immediately after the Company’s annual general meeting to be held in the year 2023, to fill the vacancies resulting from Mr. Pilas’s departure.

Mr. Ruipérez has served as a Director of Corporate Development at Iberdrola, S.A., a Spanish multinational electric utility company (“Iberdrola”), an investor and commercial partner of the Company, since October 2008. At Iberdrola, Mr. Ruipérez led various acquisitions, divestments and joint ventures in different geographies and business segments. Prior to joining Iberdrola, from September 2005 to October 2008, Mr. Ruipérez served as analyst at Deloitte and 360 Corporate in the mergers and acquisitions departments, advising industrial customers and financial sponsors in various transactions, including acquisitions, divestments and restructurings. Mr. Ruipérez holds an International Business Administration degree by Universidad Pontificia Comillas in Madrid (ICADE) and Dublin City University (DCU).

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statement on Form F-3 (File No. 333-268347).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: December 14, 2022	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer